                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)

                      (Amendment No. 1) *




                       GLEN BURNIE BANCORP
        --------------------------------------------------
                        (Name of Issuer)



             COMMON STOCK, PAR VALUE $1.00 PER SHARE
        --------------------------------------------------
                 (Title of Class of Securities)



                           377407 10 1
                      --------------------
                         (CUSIP Number)



                               N/A
      -----------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [x]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 377407 10 1             13G         Page 2 of 5 Pages


1.   NAME OF REPORTING PERSONS:

     F. WILLIAM KUETHE, JR.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER:                15,084

6.   SHARED VOTING POWER:              37,883

7.   SOLE DISPOSITIVE POWER:           15,084

8.   SHARED DISPOSITIVE POWER:         37,883

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                            52,967

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [ X ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  5.8%

12.  TYPE OF REPORTING PERSON:   IN


       * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 377407 10 1             13G         Page 3 of 5 Pages


1.   NAMES OF REPORTING PERSONS:

     BEVERLY R. KUETHE

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER:                20,000

6.   SHARED VOTING POWER:              24,859

7.   SOLE DISPOSITIVE POWER:           20,000

8.   SHARED DISPOSITIVE POWER:         24,859

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                            44,859

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [ X ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  4.9%

12.  TYPE OF REPORTING PERSON:   IN


       * SEE INSTRUCTION BEFORE FILLING OUT!

                                              Page 4 of 5 Pages

ITEM 1(a)   NAME OF ISSUER:   Glen Burnie Bancorp
            --------------

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            -----------------------------------------------
            101 Crain Highway, S.E., Glen Burnie, Maryland
            21061

ITEM 2(a)   NAMES OF PERSONS FILING:
            -----------------------
            F. William and Beverly R. Kuethe, Jr.

      (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
            ------------------------------------------------
            RESIDENCE:
            ---------
            101 Crain Highway, S.E., Glen Burnie, Maryland
            21061

      (c)   CITIZENSHIP:  United States of America
            -----------

      (d)   TITLE OF CLASS OF SECURITIES:
            ----------------------------
            Common Stock, par value $1.00 per share

      (e)   CUSIP NUMBER:   377407 10 1
            ------------

ITEM 3      IF THIS STATEMENT IS FILED UNDER RULE 13d-1(b) OR
            -------------------------------------------------
            RULE 13d-2(b) OR (c), CHECK WHETHER THE PERSON
            ----------------------------------------------
            FILING IS A:
            -----------

            - Not Applicable since this statement was originally
              filed under Rule 13d-1(d).

ITEM 4(a)   AMOUNT BENEFICIALLY OWNED:
            -------------------------
            See Row 9 of the second part of the cover page for each Reporting Person.

      (b)   PERCENT OF CLASS:
            ----------------
            See Row 11 of the second part of the cover page for each Reporting Person.

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
            --------------------------------------------
            See Rows 5, 6, 7 and 8 of the second part of the cover page for each Reporting Person.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
            --------------------------------------------
            If statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ------------------------------------------------
            ANOTHER PERSON:
            --------------
            Not Applicable

ITEM 7      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            ---------------------------------------------------
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            ----------------------------------------------------
            PARENT HOLDING COMPANY:   Not Applicable
            ----------------------

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
            ---------------------------------------------------
            GROUP:   See Exhibit A to original filing.
            -----
ITEM 9      NOTICE OF DISSOLUTION OF GROUP:  Not Applicable
            ------------------------------

ITEM 10     CERTIFICATION:
            -------------
            Not Applicable since statement was originally filed under Rule 13d-1(d).

                                              Page 5 of 5 Pages

                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/F. William Kuethe, Jr.                   February 1, 2000
--------------------------                  ------------------
F. William Kuethe, Jr.                            Date





/s/Beverly R. Kuethe                        February 1, 2000
--------------------------                  ------------------
Beverly R. Kuethe                                 Date